SECOND AMENDED AND RESTATED
OPERATING AGREEMENT
OF
3 MINUTE MANAGEMENT LLC
(An Oklahoma Limited Liability Company)

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
3 MINUTE MANGEMENT LLC
(An Oklahoma Limited Liability Company)

THIS SECOND AMENDED AND RESTAED OPERATING AGREEMENT (this "Agreement") is made and entered into effective as of July 1, 2019 by and among the undersigned Members of the Company pursuant to the provisions of the Act and with respect to the following circumstances:

WHEREAS, The Members desire to execute this Agreement to provide for the operations, maintenance and governance of the Company.

ACCORDINGLY, premises considered and to provide for the operations, maintenance and governance of the Company, the Members agree as follows:

ARTICLE I
DEFINITIONS

1.1　Definitions. The following terms shall have the meanings indicated:

(a)　"Act" –　the Oklahoma Limited Liability Company Act, as amended from time to time.

(b)　"Capital Accounts" – the accounts established on the books of the Company with respect to each Member. The Capital Account of each Member will be credited with the Capital Contribution of a Member and a Member's distributive share of Net Profits. The Capital Account of each Member will be debited with the amount of cash and the fair market value of any Company property distributed to a Member under this Agreement (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), and a Member's distributive share of Net Losses.

If the Company Basis of Company assets is adjusted as provided in this Agreement, the Capital Accounts of all Members will be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss on such assets equal to the amount of the aggregate net adjustment.

Capital Accounts shall be maintained and adjusted in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv). If an interest in the Company is transferred, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest, and to the extent such succession is necessary to maintain the Capital Accounts in compliance with applicable Treasury Regulations.

(c)　"Capital Contributions" – the amount of cash and fair market value of property contributed to the capital of the Company by Members (net of liabilities secured by any contributed property that the Company is considered to assume or take subject to under

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Section 752 of the Code). The Capital Contribution of each Member is referred to as that Member's "Capital Contribution."

(d) "Code" – the Internal Revenue Code of 1986, as amended.

(e) "Company" – 3 Minute Management LLC, an Oklahoma limited liability company.

(f) "Company Basis" – in the case of an asset contributed by a Member to the Company, the fair market value of the asset on the date of contribution, as reasonably determined by the contributing Member and the Company, less Depreciation thereafter taken with respect thereto, if any; in the case of any other asset, its adjusted basis for federal income tax purposes. The Company Basis of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Managers, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a minimal Capital Contribution; (ii) the distribution by the Company of more than a minimal amount of Company property other than money, unless all Members receive simultaneous distributions of undivided interests in the distributed property in proportion to their interests in the Company; and (iii) the termination of the Company for federal income tax purposes pursuant to Section 708(b)(1)(B) of the Code. If the Company Basis of an asset has been adjusted as so provided, the Company Basis shall thereafter be adjusted by the Depreciation taken into account with respect to such asset.

(g) "Depreciation" – for each calendar year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for the calendar year, except that if the Company Basis of an asset differs from its adjusted basis for federal income tax purposes at the beginning of the calendar year, then the depreciation, amortization, or cost recovery deduction with respect to such asset shall be an amount which bears the same ratio to such beginning Company Basis as federal income tax depreciation, amortization, or other cost recovery deduction for the calendar year bears to the beginning adjusted tax basis.

(h) "Departing Member" – a Member that is involved in a Triggering Event.

(i) "Majority in Interest" – reference to a Majority in Interest shall mean those Members who have, at the time of determination thereof, a majority of the Ownership Percentages of the Members.

(j) "Managers" – the person or persons elected by the Members to manage the affairs of the Company pursuant to this Agreement.

(k) "Member" – an owner of the Membership Interests. As of the Effective Date, the Members are the parties to this Agreement, but the term "Member" shall include any other persons who may subsequently be admitted as a Member pursuant to this Agreement.

(l)   "Membership Interest" – each Member's interest in the Company represented by Units.

(m)   "Net Cash Flow" – the amount, if any, by which the Revenues for a year exceed Operating Costs for the year.

(n)   "Net Profits and Net Losses" – for each calendar year, an amount equal to the Company's taxable income or loss for the calendar year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments: (i) income and gain exempt from tax and income and gain described in Treasury Regulation Section 1.704-1(b)(2)(iv)(g) shall be added to such income or loss, but income and gain described in Treasury Regulation Section 1.704-1(b)(4)(i) shall be excluded; (ii) losses and deductions (or items thereof) described in Treasury Regulation Section 1.704-1(b)(2)(iv)(g), shall be included in determining such income or loss, but losses or deductions (or items thereof) described in Treasury Regulation Section 1.704-1(b)(4)(i) shall be excluded; (iii) any expenditure of the Company described in Section 705(a)(2)(B) of the Code or treated as a Code Section 705(a)(2)(B) expenditure pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(i) shall be subtracted from such taxable income or loss; (iv) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Company Basis of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Company Basis; and (v) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such calendar year.

(o)   "Operating Costs" are all costs and expenses paid by the Company during a calendar year, including taxes and debt service.

(p)   "Ownership Percentage" – a percentage that is based on a fraction, the numerator of which is the total number of Units owned by the Member and the denominator of which is the total number of Units owned by all Members.

(q)   "Revenues" – gross cash receipts of the Company from all sources during a year, exclusive of Capital Contributions, proceeds from loans to the Company and refinancings thereof, and proceeds arising from the sale of Company assets

(r)   "Supermajority in Interest" – reference to a Supermajority in Interest shall mean those Members who have, at the time of determination thereof, more than eighty percent (80%) of the Ownership Percentages of the Members.

(s)   "Triggering Event" – (a) the dissolution, bankruptcy, or adjudication of insolvency of any Member, or (b) the occurrence of any other event which terminates the continued membership of a Member in the Company, including the withdrawal of a Member in violation of <u>Section 13.3</u>.

(t)   "Units" – units of ownership in the Company issued pursuant to this Agreement.

1.2   Other Definitions. The following additional terms are defined in other parts of this Agreement:

(a)   Budget Act – Section 12.4.

(b)   Deficit Member – Section 10.1.

(c)   IRS – Section 12.4.

(d)   New Audit Rules – Section 12.4.

(e)   Non-Departing Members – Section 13.4(b).

(f)   Non-Selling Members – Section 13.5.

(g)   Offered Units – Section 13.5.

(h)   Operating Advances – Section 9.3.

(i)   Partnership Representative – Section 12.4.

(j)   Sale Notice – Section 13.5.

(k)   Selling Member – Section 13.5.

(l)   Transfer – Section 13.1.

(m)   Treasury Regulations – Section 12.4.

ARTICLE II
FORMATION, NAME AND TERM

2.1   Formation. The Company was validly formed on April 17, 2018, in accordance with the Act. The Members agree to be members in a limited liability company under the provisions of this Agreement and the Act.

2.2   Name. The name of the Company is:

3 Minute Management LLC

2.3   Articles of Organization. The Articles of Organization were filed on April 17, 2018 with the Oklahoma Secretary of State.

2.4   Term. The term of this Agreement shall commence upon the date hereof and shall continue indefinitely unless sooner terminated in the manner provided herein or by operation of law.

ARTICLE III
BUSINESS

3.1 <u>Business of the Company</u>. The purpose of the Company is to engage in any and all lawful business or activity which limited liability companies are permitted to carry on under the Act.

3.2 <u>Principal Place of Business</u>. The principal place of business of the Company shall be located at 123 S. Date Avenue, Jenks Oklahoma 74037 or such other place as may be designated from time to time by the Managers. At the principal place of business, the Company shall keep: (a) a current list of the full name and last known business address of each Member; (b) copies of records that would enable a Member to determine the relative voting rights of the Members; (c) copy of the Articles of Organization of the Company and any amendments thereto; (d) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years; (e) a copy of this Agreement and any amendments thereto; and (f) copies of any financial statements of the Company for the three most recent years.

3.3 <u>Registered Office and Agent</u>. The Company's registered office shall be as set forth in the Company's Articles of Organization, and may be changed from time to time by the Managers.

ARTICLE IV
MEMBERSHIP INTERESTS

4.1 <u>Authorization to Issue Membership Interests</u>. The Company shall be authorized to issue Units of Membership Interests in the Company. The Company may issue both common and preferred Membership Interests. The Members of the Company as of the date hereof, their Units held and their Ownership Percentages are reflected on <u>Exhibit A</u> attached hereto.

4.2 <u>Uncertificated Units</u>. The Units issued by the Company and outstanding shall be uncertificated. A record of the name and address of each Member, the number of Units owned, and the date of issue thereof shall be made on the Company's books. The Company shall be entitled to treat the Member of record of any Units as the Member in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by the laws of Oklahoma.

ARTICLE V
MANAGEMENT

5.1 <u>Management</u>. The business and affairs of the Company shall be managed by one or more Managers. The Managers shall direct and manage the business of the Company and shall have full and complete authority and discretion to make any and all decisions concerning the business of the Company. Except as otherwise provided in this Agreement, all decisions of the Managers shall be made by majority vote of the Managers.

5.2   Number of Managers. The number of Managers shall initially be five (5). The initial Managers shall be Markus Engelke, Chris Wright, Tracy Poole, Bryan Brown and Brett Williams. The number of Managers shall be fixed from time to time by a Majority in Interest of the Members, but in no event shall there be less than one (2) Managers. Managers shall be elected or removed by a Majority in Interest of the Members.

5.3   Term of Managers. A Manager shall be elected to serve until the earlier of his resignation or removal.

5.4   Authority of Managers. The Managers shall exercise control over all aspects of Company business and all day-to-day operations of the Company. The Managers, subject to the provisions of this Agreement, shall have full and exclusive authority to deal with the property of the Company, and to execute and deliver all agreements relating to the affairs of the Company, including the authority to execute and deliver: (a) instruments of transfer of Company property; (b) checks, drafts and other orders in the payment of Company debts; (c) promissory notes, mortgages, security agreements, assignment of leases and rents, financing statements, collateral agreements and other instruments of indebtedness of the Company for borrowed funds; (d) deeds, contracts relating to the purchase or sale of property and other instruments; (e) leases and subleases, (f) construction contracts, architectural and design contracts, and other agreements relating to the construction, equipping, furnishing, and design of the business of the Company; (g) all types of agreements and instruments relating to the business of the Company, including those relating to financing or refinancing of the Company indebtedness; (h) loan commitments, loan agreements and related documents required by lenders relating to construction, financing, permanent financing, or refinancing of the business of the Company; and (i) all other agreements, documents and instruments of any character relating to the business of the Company.

5.5   Restrictions on Authority. Without first obtaining the written consent or approval of a Supermajority in Interest of the Members, the Managers shall not:

(a)   Do any act in contravention of this Agreement;

(b)   Execute or deliver any assignment for the benefit of the creditors of the Company;

(c)   Make a loan, advance or capital contribution to any individual or entity with any of the funds of the Company;

(d)   Incur any indebtedness or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other individual or entity in excess of $5,000.00 in a single transaction or series of related transactions;

(e)   Do any act which would make it impossible to carry on the ordinary business of the Company;

(f)   Sell any assets and properties of the Company in excess of $10,000.00 in a single transaction or series of related transactions;

(g)   Merge or consolidate the Company with or into any other corporation, partnership, limited liability company, or other entity;

(h)   Settle any lawsuit, action, dispute or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company

(i)   Dissolve, liquidate, or terminate the business of the Company; and

(j)   Authorize any contract, arrangement, understanding or transaction with a Member, an affiliate of a Member, or an officer or employee of the Company on terms less favorable to the Company than would be the case if such contract, arrangement, understanding or transaction involved only unaffiliated third parties.

5.6   Officers. The Members may from time to time appoint officers, determine terms of office for officers and delegate to officers such authority and duties consistent with the terms of this Agreement as the Members may deem appropriate.

5.7   Indemnity. No Manager, Member, officer, agent, or employee of the Company shall be liable, responsible, or accountable for damages or otherwise to the Members or the Company for any acts taken or performed or for any omission to act, if such conduct does not constitute willful misconduct or recklessness. In any threatened, pending, or completed action, suit or investigation in which any Manager, Member, officer, agent, or employee of the Company was or is a party by virtue of his status as a Manager, Member, agent, or employee of the Company, the Company shall, solely from Company assets, indemnify the Manager, Member, agent, or employee of the Company against judgments, settlements, penalties, fines, or expenses, including attorney's fees, incurred by him in connection therewith, so long as his action or failure to act does not constitute willful misconduct, recklessness, a breach of loyalty, lack of good faith, intentional misconduct, knowing violation of law, or a transaction from which he derived an improper personal benefit. The indemnification rights herein contained shall be cumulative of, and in addition to, any and all other rights and remedies to which the Manager shall be entitled, whether pursuant to some other provision of this Agreement, at law, or in equity.

5.8   Resignation of Managers. Any Manager may resign at any time by giving written notice to the Company. The resignation of any Manager shall take effect upon the receipt of notice or at such time as shall be specified in the notice. The acceptance of the resignation shall not be necessary to make it effective.

5.9   Removal of Managers. A Manager may be removed at any time, with or without cause, by a Supermajority in Interest of the Members.

5.10   Vacancies. Vacancies in the position of Manager may be filled by a Majority in Interest of the Members, and the Manager so chosen shall hold office until his earlier resignation or removal.

ARTICLE VI
COMPANY MEETINGS

6.1   Meetings of Members.

(a)   General.   Actions and decisions requiring the approval of the Members may be authorized or made either by vote of the requisite percentage "in Interest" of Members taken at a meeting of the Members, or by written consent without a meeting, as permitted herein.

(b)   Meetings.   Meetings of Members may be called upon the request of any Member. Meetings may be called to consider approval of an action or decision under any provision of this Agreement by delivering to each Member notice of the time, place and purpose of the meeting at least two (2) days before the day of the meeting. A Member may waive the requirement of notice of a meeting either by attending the meeting or executing a written waiver before or after the meeting.

(c)   Quorum.   The holders of a Majority in Interest, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of the Members.

(d)   Voting.   Each Member shall at every meeting of Members be entitled to vote, in person or by proxy, based on the Members' Ownership Percentages. Unless otherwise provided by law, no proxy shall be voted on after six (6) months from its date. All matters shall be decided by a Majority in Interest of the Members, in person or by proxy, except as otherwise required by this Agreement.

(e)   Action by Written Consent.   Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed (electronic signatures are permissible) by a percentage "in Interest" of the Members having not less than the minimum percentage of votes which would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. The Members may fix, in advance, the record date for determining the Members entitled to express consent to action in writing without a meeting. Prompt notice of the taking of action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing.

(f)   Presence at Meeting.   Members may participate in a meeting of the Members by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall be deemed present in person at such meeting.

(g)   Records of Meetings.   The Company shall maintain permanent records of all actions taken by the Members, including minutes of Company meetings, copies of actions taken by consent of the Members and copies of proxies.

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6.2   Meetings of Managers.

(a)   General. Actions and decisions requiring the approval of the Managers shall be authorized or made either by vote of the requisite number of Managers taken at a meeting of the Managers, or by written consent without a meeting, as permitted herein.

(b)   Meetings. Meetings of Managers may be called upon the request of any Manager. Meetings may be called to consider the approval of an action or decision under any provision of this Agreement by delivering to each Manager notice of the time, place and purpose of the meeting at least seven days before the day of the meeting. A Manager may waive the requirement of notice of meeting either by attending the meeting or executing a written waiver before or after the meeting.

(c)   Quorum. A majority of the Managers, excluding any vacancies, shall constitute a quorum for the transaction of business at any meeting of the Managers. Unless otherwise provided in this Agreement, the act of a majority of the Managers present in person at a meeting at which a quorum is present shall be deemed the act of the Managers.

(d)   Action by Written Consent. Any action required or permitted to be taken at a meeting of the Managers may be taken without a meeting, without prior notice, and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by a majority of the Managers, and such written consent is filed with the minutes of the proceeding of the Managers.

(e)   Presence at Meeting. Managers may participate in a meeting of the Managers by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall be deemed present in person at such meeting.

(f)   Records of Meetings. The Company shall maintain permanent records of all actions taken by the Managers, including minutes of the meetings of Managers and copies of actions taken by consent of such Managers.

ARTICLE VII
ACCOUNTING AND REPORTS

7.1   Books and Records. The Company shall keep adequate books and records of all Company affairs.

7.2   Financial Statements. On or before March 15 of each calendar year, the Company shall furnish the Members annual unaudited financial statements consisting of a statement of assets and liabilities of the Company reflecting the financial condition of the Company as of the last day of such preceding calendar year, together with a statement of revenues and expenditures reporting the results of operations for the preceding calendar year. The books, records, and financial statements shall be prepared on a basis consistent with prior periods.

7.3   Tax Returns. In order to enable the Members to prepare their federal income tax returns with respect to Company affairs, the Company shall furnish the Members an informational return as promptly as practicable and in any event no later than the applicable deadline for furnishing the Members with such informational returns.

7.4   Inspection of Records. All Company books and records shall be kept in the principal place of business of the Company and shall be open to inspection and copying by the Members or their authorized representatives at all reasonable times.

ARTICLE VIII
COMPENSATION AND AGREEMENTS

8.1   Compensation. No salary or other fee shall be payable to a Member or Manager with respect to services rendered to the Company without the consent of a Majority of the Members. Members shall be entitled to reimbursement for reasonable expenses incurred on behalf of the Company and in furtherance of its business.

8.2   Operation. All costs and expenses of the Company, including, formation costs, debt service, taxes, utilities, construction costs, legal and accounting fees, insurance premiums and every other cost or expense incurred by it shall be paid from Company funds.

ARTICLE IX
CAPITAL

9.1   Initial Contributions to Company Capital.   The Members' initial contributions to the capital of the Company are reflected on the attached Exhibit A, and such amounts shall be credit to such Members' respective Capital Accounts

9.2   No Additional Required Contributions.   Other than as specifically provided in this Agreement, the Members shall not be required, nor shall they be entitled, to contribute additional amounts to the capital of the Company. No person other than a Member of the Company may enforce any provision of this Agreement, including any provision relating to capital contributions or payments required of Members

9.3   Payment of Operating Costs. If the Company incurs operating costs in excess of revenues in its operations, any Member may, with the approval of the Managers, advance funds (the "Operating Advances") to the Company, provided, however, that: (a) any Operating Advances are not to be considered capital contributions and are required to meet a safe harbor under the applicable federal tax laws, regulations, rules and policies governing S Corporations such that the loans will not be treated as a second class of stock for S Corporation eligibility purposes; and (b) any Operating Advances that would not meet such safe harbors will not be accepted by the Company. In the event an Operating Advance meets such safe harbors and more than one Member desires to participate in the advancement of funds, the amounts advanced shall be made (i) in accordance with their respective Ownership Percentages, adjusted on a pro rata basis to account for any non-advancing Members, or (ii) as agreed upon by the advancing Members. The Operating Advances, if any (a) shall bear interest at an annual rate equal to the rate of interest published from time to time by The Wall Street Journal and designated as the prime rate in the "Money Rates" section of such publication provided that if such publication describes the prime rate as a range of rates, the prime rate shall be the highest rate designated in such range, plus three percent (3%), which rate shall be adjusted and reset annually; and (b) shall be repaid in full with accrued interest before the payment of Regular Dividends to Members.

9.4   Withdrawal of Capital Contributions. Except as otherwise provided in this Agreement, no Member shall have the right to (a) withdraw its Capital Contribution; (b) demand or receive property other than cash in return for its Capital Contribution; or (c) receive priority over any other Member as to the return of Capital Contributions or as to Net Profits, Net Losses, or distributions.

9.5   Return of Contributions. No Member or Manager shall be personally liable for the return of any Capital Contributions of any Member. Any return of Capital Contributions shall be made solely from the assets of the Company.

ARTICLE X
NET PROFITS, NET LOSSES AND DISTRIBUTIONS

10.1   Sharing of Net Profits and Losses. The Net Profits and Net Losses of the Company shall be credited and charged to the Members in their Ownership Percentages. No Member shall be allocated any Net Losses for any year to the extent that the allocation would, as of the end of the year, create or increase a deficit in the Member's Capital Account, after it has been reduced for any items of loss or expense described in Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) of the Treasury Regulations and increased for the Member's share of minimum gain, determined in accordance with Section 1.704-2(g)(2) of the Treasury Regulations ("Deficit Member"). Net Losses which are not charged to a Deficit Member as a result of the foregoing shall be allocated to the Capital Accounts of any Members who would not have a deficit Capital Account as a result of the allocation, in proportion to their respective positive Capital Account balances or, if no such Members exist, then to all Members in accordance with their Ownership Percentages. If any Net Losses are so allocated to a Member, that Member subsequently shall be allocated all Net Profits which would otherwise have been allocated to a Deficit Member but for this sentence, until the aggregate amount of Net Profits so allocated equals the aggregate amount of Net Losses allocated to the Member pursuant to the preceding sentence.

10.2   Qualified Income Offset. If any Member unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for the year) shall be specially allocated to the Member in an amount and manner sufficient to eliminate the deficit balance in the Member's Capital Account as quickly as practicable. This provision is intended to constitute a "qualified income offset" under Treasury Regulation 1.704-1(b)(2)(ii)(d).

10.3   Minimum Gain Chargeback. If there is a net decrease in Company minimum gain in any year, each Member will be allocated items of income and gain for the year equal to that Member's share of the "net decrease in Partnership minimum gain" (within the meaning of Treasury Regulation Section 1.704-2(g)(2)). The amount of the Company's minimum gain shall be determined as provided in Treasury Regulation Section 1.704-2(d), and a

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Member's share of Company minimum gain shall be determined as provided in Treasury Regulation Section 1.704-2(g)(2). This provision is intended to comply with the minimum gain chargeback provisions of Treasury Regulation Section 1.704-2(f).

10.4 <u>Distributions from Company</u>. The Managers may, at their discretion, cause the Company to distribute any Net Cash Flow to the Members in proportion to their Ownership Percentages provided that distributions shall be made first to those Members owning preferred Units until such time as an amount equal to the purchase price for such Units combined with an eight percent (8%) cumulative return has been achieved, and then to all holders in accordance with the Ownership Percentage.

10.5 <u>Nonliquidating Distributions In Kind</u>. In the event of any nonliquidating distribution of property in kind, the distributed property shall be treated as if sold for its fair market value during the year in which the property is distributed, as reasonably determined by the Managers, and the Capital Accounts of the Members shall be adjusted to reflect any gain or loss which would have been realized on the books of the Company had the property been sold for its fair market value and the proceeds received.

10.6 <u>Restrictions on Distributions</u>. No distribution from the Company to a Member may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities.

ARTICLE XI
DISSOLUTION

11.1 <u>Dissolution</u>. The Company shall be dissolved upon the first to occur of (a) the consent of a Majority in Interest of the Members, or (b) the occurrence of any other circumstances that would make it unlawful for the Company's business to continue.

11.2 <u>Liquidating Agent</u>. Upon dissolution of the Company, the Managers shall act in liquidation of the Company. The Managers may, in their discretion, sell the assets of the Company or they may distribute all or any part of the assets in kind. Should the Managers elect to distribute assets in kind, the assets shall be treated as if sold for fair market value during the year in which the assets are distributed, as reasonably determined by the Managers, and the Capital Accounts of the Members shall be adjusted to reflect any gain or loss which would have been realized had the assets been sold for fair market value and the proceeds received, it being intended that no different treatment of a Member shall result from a decision to distribute assets in kind rather than to sell assets. Net Profits and Net Losses realized during liquidation shall be credited and charged to the Members in the same shares and proportions as if realized during the year in which liquidation occurs.

11.3 <u>Payment of Debts</u>. Upon dissolution of the Company, the debts and obligations of the Company, including liabilities to Members, shall be paid and discharged. For the purposes of this <u>Section 11.3</u>, the Capital Accounts of the Members shall not be considered debts or obligations of the Company.

11.4   Liquidating Distributions. After payment of all debts and obligations and the establishment of an adequate reserve for contingencies, the positive balance of each Members' Capital Account (after taking into account all Capital Account adjustments for the Company's taxable year during which liquidation occurs) shall be distributed first to the preferred Members until such time as their Unit purchase price combined with an eight percent (8%) cumulative return has been distributed, and then to all Members pursuant to the Ownership Percentage. Any such distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations. Upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year in which liquidation occurs), the Member shall have no obligation to make any contribution to the capital of the Company, and the negative balance of the Member's Capital Account shall not be considered a debt of the Member to the Company or to any other person. Any assets of the Company available for distribution to its Members after eliminating the positive balance of each Member's Capital Account by making distributions as provided in this Section 11.4 shall be distributed to the Members based on their Ownership Percentages.

11.5   Termination. Upon completion of the liquidation and winding up of the affairs of the Company, the Company shall be terminated. The Managers shall take such action as may be necessary to terminate the Company

ARTICLE XII

INCOME TAX ALLOCATIONS AND ELECTIONS

12.1   Allocations. All items of Company income, gain, loss, deduction, or credit shall be allocated to the Members in the manner in which such items are shared according to Article X. In all events, the Members' distributive shares of depreciation, amortization, and gain or loss, as computed for federal income tax purposes, with respect to property contributed to the Company, or with respect to Company property which is revalued in accordance with this Agreement and Treasury Regulation Section 1.704-1(b)(2)(iv)(f), shall be determined so as to take into account the variation between the adjusted tax basis and book value of the property as provided in Section 704(c) of the Code. Where the Treasury Regulations provide alternative methods for computing income, gain, loss, or deduction for such purposes, the Managers shall, except as specifically set forth herein, select the method which they determine, in their reasonable judgment, to be the most appropriate for the Company and the Members.

12.2   Section 754 Election. If an interest in the Company is transferred, or distribution of Company property is made to a Member, the Company may, in the discretion of the Managers, file an election pursuant to Section 754 of the Code to cause the basis of Company property to be adjusted for federal income tax purposes as provided by Sections 734 and 743 of the Code. The transferee Member shall reimburse the Company for all accounting expenses incurred by the Company as a result of such election.

12.3   Allocations Upon Sale or Exchange. If a Member sells, exchanges, or liquidates all or part of its interest in the Company, the Member's distributive share of Company

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income, gain, loss, deduction, or credit for the period ending with such sale, exchange, or liquidation shall be determined pursuant to any method allowed or permitted under Section 706 of the Code, as determined by the Managers. The transferor shall reimburse the Company for any expenses incurred by the Company in determining the distributive share of the transferor. Each Member agrees to execute such consents or estimates as may be deemed necessary by the Managers in connection with such election.

12.4   Partnership Representative.

(a)   Markus Engelke shall be designated the "partnership representative" (as defined in Section 6231 of the Code, as amended by the Bipartisan Budget Act of 2015 (the "Budget Act") and in effect for taxable years beginning after December 31, 2017, and the Treasury Regulations thereunder) unless the Board designates a different "partnership representative" (such Person, in this Section 12.4, the "Partnership Representative"). The Partnership Representative shall take such actions as are required to be designated by the partnership representative under applicable United States Internal Revenue Service (the "IRS") Treasury Regulations (the "Treasury Regulations"). The Partnership Representative shall notify the Partners if any tax return or report of the Company is audited or if any adjustments are proposed by any governmental entity. The Partnership Representative shall have the rights, power and authority, and shall be subject to all of the obligations, for the making of any elections and the conduct of, and the decision to initiate (where applicable), any administrative and judicial proceedings involving the Company under the partnership audit provisions of Subchapter C of Chapter 63 of the Code as amended by the Budget Act and in effect for any relevant Company taxable year (such provisions, together with applicable Treasury Regulations and other IRS guidance, are referred to herein as the "New Audit Rules"), that the Partnership Representative in good faith believes is authorized, permitted or required under the terms of this Agreement, including (i) an IRS examination of the Company, (ii) a request for administrative adjustment filed by the Company, (iii) the filing of a petition for readjustment (including choice of judicial forum) with respect to a final notice of partnership adjustment, (iv) the appeal of an adverse judicial decision, (v) the compromise, settlement or dismissal of any such proceedings on terms the Partnership Representative has determined appropriately account for the collective interests of the Partners and former Partners affected thereby, and (vi) the making of an election under Code Section 6226(a). The Partnership Representative has the exclusive right to conduct proceedings relating to Company taxes, including under the New Audit Rules, and to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any governmental entity. In accordance with the requirements of the New Audit Rules, the Partnership Representative shall take commercially reasonable measures to inform the Members of any material decision or actions it takes in its capacity as Partnership Representative.

(b)   The Members hereby consent in advance to any amendments to this Section 12.4 that the Partnership Representative, in consultation with the Company's tax advisors, determines are reasonably necessary and appropriate to address additional IRS guidance relating to the New Audit Rules, or to take into account subsequently enacted amendments to the New Audit Rules, or that the Partnership Representative otherwise determines are in the best interests of the Company and the Members in complying with the New Audit Rules. The Partnership Representative, on behalf of the Company and the Members, shall be permitted to make any election or filing under the Code, the Treasury Regulations, or any other law or regulations that it in good faith believes is authorized, permitted, or required under the terms of this Agreement and in the best interests of the Company or the Members.

(c)   For purposes of this Section 12.4, all actions taken by the Partnership Representative shall be considered actions taken by the Managers, and the Partnership Representative shall be entitled to indemnification in the same manner as provided for the Managers in Section 5.7. The Company shall pay, or reimburse the Partnership Representative for the payment of, all expenses incurred in connection with any action taken as Partnership Representative, including any expenses associated with notices, legal or accounting expenses, and extraordinary expenses such as litigation.

ARTICLE XIII
ASSIGNABILITY OF INTERESTS AND
RESTRICTIONS ON TRANSFER; ADMITTANCE OF NEW MEMBERS

13.1   General Prohibition Against Transfer. Except for Transfers specifically permitted by this ARTICLE XII, a Member may not Transfer (as defined in this ARTICLE XIII) his Units, or any part thereof, without the prior written consent of a Supermajority in Interest of the Members. Any act in violation of this ARTICLE XIII shall be null and void. For purposes of this Agreement, "Transfer" shall include any and all means by which a Member may be divested of record or beneficial ownership of all or any of his Units, including divestment by sale, exchange, gift, assignment, operation of law or otherwise.

13.2   Procedures to Transfer and Admittance of New Members.

(a)   Record Ownership.   A record of the name and address of each owner of a Membership Interest and the date of issue thereof shall be made in the Company's books. The Company shall be entitled to treat the record owner of a Membership Interest as the owner in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to ownership of such Membership Interest, whether it shall have express or other notice thereof, except as applied by the laws of the State of Oklahoma.

(b)   Transfer of Membership Interest by Owner.   A Transfer of a Membership Interest in the Company shall be made on the books of the Company only by the person named as the owner of the Membership Interest or his attorney-in-fact, lawfully constituted in writing.

(c)   Admission of New Members.   Upon a Transfer of a Membership Interest permitted by this Agreement, the transferee of such Membership Interest shall be accorded the rights of a mere assignee of a limited liability company interest and shall not become a Member unless and until all of the following conditions are satisfied: (i) the transferor delivers to the Company a written assignment of the Membership Interest, (ii) the transferee agrees in writing to be bound by the terms of this Agreement and (iii) Supermajority in Interest of the Members consent in writing to the Transfer and approve the admittance of the transferee

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as a Member, which approval may be granted or withheld by each of such Members in his sole and absolute discretion.

13.3   Withdrawal of a Member. A Member may not withdraw as a Member without obtaining the prior written consent of a Supermajority in Interest of the Members. A Member who withdraws without obtaining prior written consent of the Members shall be responsible to the Company and the remaining Members for damages resulting from such wrongful withdrawal. After the occurrence of such wrongful withdrawal, the withdrawing Member shall be entitled to only such rights as are afforded a mere assignee of a limited liability company interest.

13.4   Triggering Events

(a)   Company's Option. If a Triggering Event occurs with respect to any Member, the Company shall have the option (which option shall be exercised only upon approval by the Managers, except in the event that the Manager is also the Member subject to a Triggering Event, in which case, a Supermajority in Interest of the Members) to purchase all the Membership Interests of the Departing Member. This option may be exercised by delivering to the Departing Member (or his legal representative as the case may be) a written notice of exercise at any time within twenty (20) days after the purchase price of the Departing Member's Membership Interests is determined pursuant to this Section 13.4. If the option is exercised, the purchase price shall be paid to the Departing Member, and an appropriate assignment of the Membership Interests and such other documents as the Company may reasonably require shall be executed and delivered by the Departing Member (or his legal representative, as the case may be) on the fifth (5th) business day after the Departing Member (or his legal representative as the case may be) receives notice of the Company's exercise of the option granted herein.

(b)   Other Members' Options. If the Company does not elect to exercise the option provided by Section 13.4(a), each Member other than the Departing Member (collectively, the "Non-Departing Members") shall be entitled to purchase a percentage of the Departing Member's Membership Interests equal to the percentage that such Non-Departing Member's Ownership Percentage represents to all the Non-Departing Member's' Ownership Percentage. A Non-Departing Member shall exercise his right to purchase such Membership Interests by delivering to the Departing Member (or his legal representative as the case may be) a written notice of exercise within forty-five (45) days after the purchase price of the Departing Member's Membership Interests is determined pursuant to this Section 13.4. An exercising Non-Departing Member shall also deliver a copy of such written notice of exercise to the Company and the other Non-Departing Members at the same time as he delivers such notice to the Departing Member, or his legal representative. A Non-Departing Member may also indicate in such notice, if he so elects, his desire to purchase any additional Membership Interests of the Departing Member, if any other Non-Departing Member does not exercise his right to purchase his part of the Departing Member's Membership Interests. If more than one Non-Departing Member so elects, the additional Departing Member's Membership Interests shall be allocated pro rata to such electing Non-Departing Members based upon the Ownership Percentage of such electing Non-Departing Members. The Non-Departing Members exercising the option provided by this Section 13.4(b) must purchase all of the Membership Interests of the Departing Member. The purchase and sale contemplated by this Section 13.4(b) shall take place on the tenth (10th) business day after the Departing Member (or his legal representative as the case may be) has received all of the Non-Departing Members' notices contemplated by this Section 13.4(b).

(c)   Determination of Purchase Price. The purchase price of the Departing Member's Membership Interests shall be the fair market value of the Departing Member's Membership Interests determined by agreement of the parties participating in the purchase and sale. If no agreement can be reached within ten (10) business days after the occurrence of the Triggering Event, the purchase price shall be determined by a duly qualified independent appraiser that is: (i) willing and able to complete such valuation within sixty (60) days after being retained to make such valuation (or such other period as the parties participating in the purchase and sale shall agree upon) and (ii) otherwise reasonably satisfactory to each party participating in the purchase and sale. If each such party shall not agree upon an appraiser within twenty (20) days after the occurrence of the Triggering Event, each party shall select an appraiser and the average of the fair market values of the Membership Interests of the Departing Member as determined by each such appraiser shall be deemed the fair market value of such Membership Interests for purposes of this Agreement; provided, however, if the higher of the two appraisals is more than ten percent (10%) more than the lower appraisal, the two appraisers shall select a third appraiser to value the Membership Interests and the average of the two closest appraisals shall be deemed the fair market value of such Membership Interests for purposes of this Agreement. For clarification purposes, if two or more purchasing parties are participating in the purchase and sale, then those purchasing parties shall together select one appraiser, with the other appraiser being selected by the Departing Member. The determination of the purchase price as provided herein shall be final and binding upon all parties to the purchase and sale. If one appraiser is engaged, the fees of the appraiser shall be paid by the Company. Otherwise, the party engaging the appraiser shall pay for such appraisal.

(d)   Method of Payment. If the parties participating in the purchase and sale are unable to agree on the method of payment, the purchase price of the Departing Member's Membership Interests shall be paid, at the option of the purchaser, (a) in cash in full at the time of the transfer of the Membership Interest, or (b) by a payment of one-fourth of the purchase price at the time of the transfer and one-fourth of the purchase price on the first three anniversaries of the date of the transfer (with interest at the rate payable for Operating Advances), with the option to pay the remaining balance at any time during the payment period, and with interest to be paid only on such remaining balance.

13.5   Right of First Refusal. If any Member (the "Selling Member") desires to sell all or any part of their respective Units (the "Offered Units") and receives a bona fide offer to purchase the Offered Units from a third party, such Selling Member shall first deliver to each of the other Members (collectively, the "Non-Selling Members") at the same time a written notice of the proposed sale (the "Sale Notice"), setting forth the name and address of the proposed purchaser, the purchase price (which must be an amount specified in dollars, but which may be paid either in a lump sum or in installments over an extended period of time), and all other terms and conditions of the proposed sale. Each Non-Selling Member shall be entitled to purchase, at the purchase price and upon the terms and conditions set forth in the Sale Notice, a percentage of the Offered Units equal to the percentage that such Non-Selling Members' Ownership Percentage represents to all the Non-Selling Member's Ownership Percentages, provided that the Non-Selling Members must elect to purchase all of the Offered Units. A Non-

Selling Member shall exercise its right to purchase such Offered Units by delivering to the Selling Member a written notice of exercise within 30 days after delivery of the Sale Notice to such Non-Selling Member. A Non-Selling Member may also indicate in such notice, if he or she so elects, its desire to purchase any additional Offered Units owned by the Selling Member if any other Non-Selling Member does not exercise its right to purchase its part of the Offered Units. If more than one Non-Selling Member so elects, the additional Offered Units shall be allocated pro rata to such electing Non-Selling Members based upon the Ownership Percentages of such electing Non-Selling Members. If the Non-Selling Members do not elect to purchase all of the Offered Units, the Selling Member may sell all of its Offered Units to the person named and upon the terms and conditions set forth in the Sale Notice. Unless the purchaser is a Member or is admitted as a Member pursuant to this Agreement, the purchaser shall be entitled only to such rights as are accorded a mere assignee of a limited liability company interest, without any right to vote, participate in meetings, or exercise any rights of Members. Further, if the Selling Member fails to sell its Offered Units within 60 days after delivery of the Sale Notice, the right shall terminate, and the Member shall not thereafter sell any Units without again complying with the foregoing procedure.

13.6   Permitted Transfers. Notwithstanding any provisions of this Article XII, (a) all Members who are natural Persons may transfer all or part of their Membership Interests (i) by way of gift for estate planning purposes to any immediate family member or to any trust or similar estate planning vehicle for the benefit of any such family member, provided that any such transferee shall agree in writing with the Company and the transferring Member, as a condition precedent to such transfer, to be bound by all of the provisions of this Agreement to the same extent as if such transferee were the original Member hereunder or (ii) by will or the laws of descent and distribution to their heirs, in which event each such transferee shall be bound (and shall agree to be bound) by all of the provisions of this Agreement to the same extent as if such transferee were an original Member, (b) all Members who are a trust may transfer all or part of their Membership Interests to any beneficiaries or the settlor of such trust, on condition that such transferees become parties to this Agreement and (c) all Members who are not natural Person may transfer all or part of their Membership Interests to their respective equity holders, on condition that such transferees become parties to this Agreement; provided that no transfer may be made pursuant to this Section 13.6 unless the conditions set forth in Section 13.2(c)(i) and Section 13.2(c)(ii) are satisfied.

ARTICLE XIV
MISCELLANEOUS

14.1   Amendment of Agreement. This Agreement may be amended only by the written consent or approval of all the Members.

14.2   Notices. Except as provided otherwise in this Agreement, any notice, consent or other communication required or permitted to be given hereunder shall be deemed to have been duly given if in writing and delivered personally, or sent by certified mail, postage prepaid, or by a recognized overnight delivery service to the Member at his address on the records of the Company. Any notice, consent or other communication given pursuant to this Agreement shall be conclusively presumed to have been delivered on personal delivery or, if mailed pursuant to this <u>Section 14.2</u>, on the third business day if sent by certified mail or on the next business day if sent by overnight delivery service.

14.3 <u>Applicable Law; Venue</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oklahoma without giving effect to any conflict of law principles. The parties irrevocably submit to the exclusive jurisdiction of any federal or state courts sitting in Tulsa County in the State of Oklahoma for the hearing of any dispute arising out of or in any way relating to this Agreement.

14.4 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, any one of which shall be considered an original. All counterparts shall constitute one agreement and shall be binding upon and inure to the benefit of each party who executes any counterpart, or any signature page which is, on its face, intended to be attached to such a counterpart, and upon his heirs, personal representatives and permitted assigns.

14.5 <u>Pronouns</u>. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require, unless the context clearly indicates otherwise.

14.6 <u>Further Assurances</u>. Each Member agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do other acts and things, as may be required by law, or as may in the judgment of the Members be necessary or advisable to carry out the intents and purposes of this Agreement.

14.7 <u>Headings</u>. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

14.8 <u>Waivers</u>. The failure of any party to seek redress for a violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

14.9 <u>Rights and Remedies</u>. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

14.10 <u>Severability</u>. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be effective and shall be enforceable to the fullest extent prevented by law.

14.11 <u>Heirs, Successor and Assigns</u>. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent prevented by this Agreement, their respective heirs, legal representatives, successors and permitted assigns.

14.12 <u>Creditors</u>. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

14.13 <u>Entire Agreement</u>. This Agreement contains the entire understanding and agreement of the parties with respect to its subject matter and supersedes all prior Operating Agreements of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day first written above.



_____
Bryan Brown



_____
Markus Engelke



_____
Tracy Poole



_____
Brett Williams



_____
CorporateSurvey.com LLC
By: Chris Wright, CEO

[Signature Page to Second Amended and Restated Operating Agreement of 3 Minute Management LLC]

EXHIBIT A

UNITS HELD, OWNERSHIP PERCENTAGES
(as of July 1, 2019)

Member	Units	Ownership %
Common Holders		
Bryan Brown	253,125	10.125%
Markus Engelke	675,000	27%
Tracy Poole	379,687.50	15.187%
Brett Williams	379,687.50	15.187%
CorporateSurvey.com	562,500	22.5%
Preferred Holders		
Pre-seed Round Tranche	250,000	10%
Total	2,500,000	100%